SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, C.D. 20542

                               FORM 11-K

X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934  for the fiscal
year ended December 31, 1998
or
X   TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from --- to ---

Commission file Number  1-12043

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

FAHNESTOCK & CO., INC. 401(k) PLAN
125 Broad Street
New York, New York 10004

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FAHNESTOCK VINER HOLDINGS INC.

Suite 1110, P.O. Box 2015
20 Eglinton Avenue West
Toronto, Ontario, Canada M4R 1K8

REQUIRED INFORMATION

ITEM 1. Not applicable
ITEM 2. Not applicable
ITEM 3. Not applicable
ITEM 4. Financial Statements and Supplemental Information


FAHNESTOCK & CO.,INC. 401(k) PLAN
FINANCIAL STATEMENTS AND SCHEDULES
INDEX

Report of Independent Accountants

Financial Statements:

   Statements of Net Assets Available for Benefits as of
   December 31, 1998 and 1997, with Fund Information as of
   December 31, 1998

   Statement of Changes in Net Assets Available for Benefits, with Fund Information for the Year Ended December 31, 1998

Notes to Financial Statements

Supplemental Schedules:

   Schedule I - Item 27a - Schedule of Assets Held for
   Investment as of December 31, 1998

   Schedule II - Item 27d - Schedule of Reportable
   Transactions as of December 31, 1998


REPORT OF INDEPENDENT ACCOUNTANTS

June 22, 1999
To the Trustees of the Fahnestock & Co., Inc. 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Fahnestock & Co., Inc. 401(k) Plan (the "Plan") as of December 31, 1998 and 1997 and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements basedon our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed on the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and the Fund
Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York

FAHNESTOCK & CO., INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR
BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1998 AND 1997
Page 1 of  3
                                      Fund Information

                    Hudson Capital                Money          Vanguard
                    Appreciation    Bond          Market         Index
                    Fund            Fund          Fund           Trust Fund

ASSETS:
Investments,
at fair value       $4,216,083      $2,208,743    $4,939,571      $10,032,650

Contributions
receivable from
Fahnestock & Co.Inc.

Loans receivable
from participants        -              -              -                -

Accrued income
receivable               -              34,518         -                -

Net assets available
for benefits       $4,216,083       $2,243,261    $4,939,571      $10,032,650

The accompanying notes are an integral part of these financial statements.

FAHNESTOCK & CO., INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR
BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1998 AND 1997
Page 2 of  3
                                   Fund Information

                                                               Fahnestock
                                                               Viner
                                                               Holdings Inc.
                   AIM Value    MFS Emerging  Templeton        Common
                   Fund         Growth Fund   World Fund       Stock Fund
ASSETS:
Investments,
at fair value      $8,765,048   $6,656,084     $3,218,629      $11,210,500

Contributions
receivable from
Fahnestock & Co.Inc     -            -              -                -

Loans receivable
from participants       -            -              -                -

Accrued income
receivable              -            -              -                -

Net assets available
for benefits       $8,765,048   $6,656,084     $3,218,629      $11,210,500

The accompanying notes are an integral part of these financial statements.


FAHNESTOCK & CO., INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR
BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1998 AND 1997
Page 3 of  3
                                      Fund Information

                   Certificate Loans to
                   of Deposit  Partici-  Employer     Total         Total
                   Fund        pants     Contribution 1998          1997
ASSETS:
Investments,
at fair value      $1,213,395     -          -        $52,460,703  $45,537,357

Contributions
receivable from
Fahnestock & Co. Inc.  -          -       1,811,294     1,811,294      169,782

Loans receivable
from participants      -       $1,023,100    -          1,023,100      948,481

Accrued income
receivable              9,040     -          -             43,558       25,073

Net assets available
for benefits       $1,222,435  $1,023,100 $1,811,294  $55,338,655  $46,680,693


The accompanying notes are an integral part of these financial statements.


FAHNESTOCK & CO., INC 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS, WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1998
Page 1 of 3
                                     Fund Information

                       Hudson Capital               Money         Vanguard
                       Appreciation    Bond         Market        Index
                       Fund            Fund         Fund          Trust Fund

Additions to net assets
attributed to:
Investment income:
Net realized and
unrealized gains
(losses) on
investments              $(564,560)      $ 22,763       -         $ 1,998,844
Interest                       -          110,878    $227,656          -
Dividends                      -            -           -             112,070
Net investment income     (564,560)       133,641     227,656       2,110,914

Contributions:
Participants               580,732        143,880     371,475         725,129
Employer                       -            -           -               -
Total contributions        580,732        143,880     371,475         725,129

Total additions             16,172        277,521     599,131       2,836,043

Deductions from net
assets attributed to:
Benefits paid to
participants              (244,823)       (30,954)   (877,099)       (271,120)

Net increase (decrease)
prior to interfund
transfers                 (228,651)       246,567    (277,968)      2,564,923

Interfund transfers        210,532        443,226    (917,866)        784,011

Net increase
(decrease)                 (18,119)       689,793  (1,195,834)      3,348,934

Net assets available
for benefits:
Beginning of year        4,234,202      1,553,468   6,135,405       6,683,716

End of year             $4,216,083     $2,243,261  $4,939,571     $10,032,650


The accompanying notes are an integral part of these financial statements.


FAHNESTOCK & CO., INC 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS, WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1998
Page 2 of  3
                                     Fund Information

                                                                 Fahnestock
                                                                 Viner
                                                                 Holdings Inc.
                      AIM Value      MFS Emerging  Templeton     Common
                      Fund           Growth Fund   World Fund    Stock Fund

Additions to net assets
attributed to:
Investment income:
Net realized and
unrealized gains
(losses) on
investments             $1,988,296   $1,221,016       $117,901     $29,538
Interest                     -            -              -            -
Dividends                   17,664        -             71,258     179,368
Net investment income    2,005,960    1,221,016        189,159     208,906

Contributions:
Participants               570,772      566,341        368,985       -
Employer                     -            -              -           -
Total contributions        570,772      566,341        368,985       -

Total additions          2,576,732    1,787,357        558,144     208,906

Deductions from net
assets attributed to:
Benefits paid to
participants              (179,946)    (294,914)      (171,866)      -

Net increase (decrease)
prior to interfund
transfers                2,396,786    1,492,443        386,278      208,906

Interfund transfers        670,949     (376,781)    (1,300,841)     393,725

Net increase (decrease)  3,067,735    1,115,662       (914,563)     602,631

Net assets available for
benefits:
Beginning of year        5,697,313    5,540,422      4,133,192   10,607,869

End of year             $8,765,048   $6,656,084     $3,218,629  $11,210,500


The accompanying notes are an integral part of these financial statements.

FAHNESTOCK & CO., INC 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS, WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1998
Page 3 of  3
                                  Fund Information

                        Certificate  Loans to
                        of Deposit   Partici-    Employer            Total
                        Fund         pants       Contribution        1998

Additions to net assets
attributed to:
Investment income:
Net realized and
unrealized gains
(losses) on
investments                -           -            -            $4,813,798
Interest                 $75,810     $74,321        -               488,665
Dividends                  -           -            -               380,360
Net investment income     75,810      74,321        -             5,682,823

Contributions:
Participants               -           -            -             3,327,314
Employer                   -           -          1,811,294       1,811,294
Total contributions        -           -          1,811,294       5,138,608

Total additions           75,810      74,321      1,811,294      10,821,431

Deductions from net
assets attributed to:
Benefits paid to
participants               -         (92,747)       -            (2,163,469)

Net increase (decrease)
prior to interfund
transfers                 75,810     (18,426)     1,811,294       8,657,962

Interfund transfers        -          93,045        -                -

Net increase (decrease)   75,810      74,619      1,811,294       8,657,962

Net assets available for
benefits:
Beginning of year      1,146,625     948,481        -            46,680,693

End of year           $1,222,435  $1,023,100     $1,811,294     $55,338,655

The accompanying notes are an integral part of these financial statements.


FAHNESTOCK & CO., INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.  Description of the Plan:
The following description of the Fahnestock & Co., Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General:
The Plan was established on January 1, 1987 and was amended and restated to add a profit-sharing provision effective January 1, 1991. The Plan was subsequently amended effective January 1, 1998 to change the rates used in computing the discretionary profit sharing contribution from Fahnestock & Co. Inc. (the "Company").

Employees of the Company who are 21 and have completed one year of service shall be eligible to receive an allocation of the discretionary profit sharing contribution. Employees of the Company who are 21 and have completed six months of service shall be eligible to make elective deferrals into the Plan.

Allocation provisions:
Under the terms of the Plan, the individual makes all investment decisions with respect to his/her account balance, subject to available investment alternatives. Participants should refer to the respective fund prospectus for a more complete description of the investment objectives. These include:

Bond Fund - Funds are invested in U.S. government and high quality U.S. corporate securities.

Money Market Fund - Funds are invested in the Fahnestock Prime
Cash Series Fund.

Vanguard Index Trust Fund - Funds are invested in shares of a registered investment company that invests in large capitalization stocks that is designed to replicate the performance of the Standard and Poors 500 Index.

AIM Value Fund - Funds are invested in shares of a registered investment company that seeks long term growth by investing in under valued securities.

MFS Emerging Growth Fund - Funds are invested in shares of a registered investment company that seeks long term growth by primarily investing in stocks of small and emerging companies.

Templeton World Fund - Funds are invested in shares of a registered investment company that seeks long term growth by investing in companies throughout the world.

Certificate of Deposit Fund - Funds are invested in certificates of deposits and the Fahnestock Prime Cash Series Fund.

Fahnestock Viner Holdings Inc. Common Stock Fund - Funds are invested in common stock of the Company's parent, Fahnestock
Viner Holdings Inc.

Hudson Capital Appreciation Fund - Funds are invested in shares of a registered investment company that seeks long term growth through capital appreciation by investing primarily in equity securities.

Company Contributions:
As discussed above, the Company may contribute to the Plan a discretionary profit-sharing amount (the "Employer Regular
Contribution"). The Employer Regular Contribution is determined by its Board of Directors and is subject to guidelines set forth in the Plan description.

Employer Regular Contributions for the year ending December 31, 1998 were determined as follows:
2.0% of the first $30,000 of a participant's compensation;
4.8% of the next $10,000 of a participant's compensation;
6.0% of the next $25,000 of a participant's compensation;
6.1% of the next $35,000 of a participant's compensation;
1.1% of the next $50,000 of a participant's compensation; and 0% above $150,000 of a participant's compensation.

Should participants elect to receive their Employer Regular Contribution in the form of common stock of Fahnestock Viner Holdings Inc. ("Holdings"), the Company may make an additional contribution of Holdings common stock up to or equal to 15 percent of the purchase price of the common stock (the "Employer Stock Contribution") at the discretion of the Directors of the Board. For the year ended December 31, 1998 approximately $142,000 was contributed by the Company under this provision and is included in the Company contribution of $1,811,294.

Employees may make salary deferral contributions of up to 14% of compensation. Current law limits participant deferrals to $10,000 for the plan year ended December 31, 1998.

Vesting:
All participants are immediately and fully vested in all Employee
Elective Deferrals and the income derived from the investment of such contributions.

Participants will be vested in the Employer Regular Contributions plus the income derived thereon upon the completion of service with the Company or an affiliate at the following rate:
Less than 3 years of service  0%
After 3 years of service     20%
After 4 years of service     40%
After 5 years of service     60%
After 6 years of service     80%
After 7 years of service    100%

All years of service with the Company or an affiliate are counted to determine a participant's nonforfeitable percentage except years of service before the Plan was restated in 1991. Participants will be 100 percent vested in the discounted portion of the Employer Stock Contributions only upon completion of 5 years service.

At December 31, 1998, forfeited nonvested accounts totaled approximately $81,000. These accounts will be used to reduce future employer contributions. The 1998 employer contributions included approximately $50,000 from forfeited nonvested accounts.

Company Qualified Matching and Qualified Non-Elective
Contributions as defined in the Plan document, if required, are fully vested when made. No payment was required during the year ended
December 31, 1998.

Notwithstanding the vesting schedules specified above, with respect to retirement, a participant's right to his or her accounts will be nonforfeitable upon the attainment of: the later of age 65 or the fifth anniversary of the participation commencement date; death; or disability, as defined.

Payment of Benefits:
Payment of vested benefits under the Plan will be made in the event of a participant's termination of employment, death, retirement, or financial hardship and may be paid in either a lump-sum distribution or over a certain period of time as determined by IRS rules or by participant election.

Loans to Participants:
Loans are made available to all participants. Loans must be adequately collateralized using not more than fifty percent of the participant's vested account balance and bear a fixed interest rate of 8%. Loan and interest payments are applied to fund balances from which proceeds were drawn unless otherwise specified by the participant.

Income Tax Status:
The Plan received a determination letter on August 2, 1994, from the Internal Revenue Service (IRS) qualifying the Plan under the IRS code as exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

2.  Significant Accounting Policies:
Securities transactions are recorded on a trade date basis with gains and losses reflected in income. Interest and dividend income are recorded on the accrual basis.

Investments are stated at fair value, based on quoted market prices for valuation of common stock, debt obligations, and mutual funds. Assets held in money market accounts are valued at cost which approximates fair value.

Benefits are recorded when paid.

Interfund transfers include loan originations and repayments as well as dividends from Fahnestock Viner Holdings Inc. common stock which are invested in the Money Market Fund.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are subject to interest rate, market and credit risks.

Due to the risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonable possible that changes in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.  Related Parties:
The Company acts as investment advisor, administrator and custodian of the Plan assets in the Bond Fund, the Money Market Fund, the Certificate of Deposit Fund, and the Fahnestock Viner Holdings Inc. Common Stock Fund, executes the Plan's transactions, and provides accounting and other administrative services for which no charge is made to the Plan.

An affiliate of the Company acts as investment advisor for the Hudson Capital Appreciation Fund. The Trustees of the Plan are also officers and directors of the Company.

4.  Concentration of Investments:
The following investments represent 5% or more of net assets available for plan benefits as of December 31, 1998:

                                                       Percent of Net
                                                       Assets Available
Investment                        Market Value         for Plan Benefits

Fahnestock Prime Cash Series
  Held by: Money Market Fund       $4,939,571
           Bond Fund                  112,224
           Certificate of
             Deposit Fund             113,395
Total Fahnestock Prime Cash Series  5,165,190           9.33%

Fahnestock Viner Holdings Inc.
Common Stock Fund                  11,210,500          20.26%
Vanguard Index Trust Fund          10,032,650          18.13%
AIM Value Fund                      8,765,048          15.84%
MFS Emerging Growth Fund            6,656,084          12.03%
Templeton World Fund                3,218,629           5.82%
Hudson Capital Appreciation Fund    4,216,083           7.62%

5.  Plan Termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of the Plan termination, participants will become 100 percent vested in their contributions.

6.  Subsequent Events:
Effective January 1, 1999, employees of the First of Michigan division of the Company, became eligible to participate in the Plan.

In addition, the Plan added the Putnam Fund for Growth and Income as another investment option beginning January 1, 1999. The Putnam Fund for Growth and Income is a registered investment company that seeks capital growth and current income.

In January 1999, the Plan received the employer contribution which was invested in accordance with the participants' elections.

SCHEDULE I
FAHNESTOCK & CO., INC. 401(k) PLAN
ITEM 27a - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES
December 31, 1998

                                       Shares, Units              Fair or
Description                            or Face Value   Cost       Stated Value

Bond Fund:
Fahnestock Prime Cash Series Fund      112,224         $112,224       $112,224
Notes:
U.S. Treasury Notes, 5.00%,
 due January 31, 1999                  300,000          293,069        300,000
U.S. Treasury Notes, 6.75%,
 due May 31, 1999                      125,000          125,038        126,016
U.S. Treasury Notes, 6.875%,
 due July 31, 1999                     300,000          299,997        303,750
U.S. Treasury Notes, 5.50%,
 due April 15, 2000                    150,000          150,520        151,547
U.S. Treasury Notes, 6.25%,
 due May 31, 2000                      100,000          100,369        102,125
U.S. Treasury Notes, 6.125%,
 due July 31, 2000                     100,000          100,374        102,188
U.S. Treasury Notes, 6.125%
due September 30, 2000                 250,000          249,116        256,172
U.S. Treasury Notes, 6.00%,
due July 31, 2002                      100,000          102,373        104,219
U.S. Treasury Notes, 5.75%,
due August 15, 2003                    100,000          102,082        104,375
U.S. Treasury Notes, 7.25%,
 due May 15, 2004                      100,000          103,408        112,063
U.S. Treasury Notes, 5.875%,
due November 15, 2005                  100,000          103,307        106,688
U.S. Treasury Notes, 6.50%,
due October 15, 2006                   100,000          110,090        111,000
U.S. Treasury Notes, 6.25%,
due February 15, 2007                  100,000          105,924        109,688
U.S. Treasury Notes, 5.625%,
due May 15, 2008                       100,000          105,540        106,688

Total Notes                                           2,051,207      2,096,519
Total Bond Fund                                       2,163,431      2,208,743

Fahnestock Viner Holdings Inc.
 Common Stock Fund                     640,600        5,637,595     11,210,500

Vanguard Index Trust Fund               88,044        5,541,254     10,032,650

Money Market Fund:
Fahnestock Prime Cash Series Fund    4,939,571        4,939,571      4,939,571

Certificate of Deposit Fund:
Fahnestock Prime Cash Series Fund      113,395          113,395        113,395

Advanta National Bank C.D. 6.25%
 due May 14, 1999                    1,100,000        1,092,850      1,100,000
Total C.D. Fund                                       1,206,245      1,213,395

Hudson Capital Appreciation Fund       298,378        5,108,629      4,216,083

AIM Value Fund                         218,090        6,580,169      8,765,048

MFS Emerging Growth Fund               149,240        4,488,705      6,656,084

Templeton World Fund                   202,048        3,365,379      3,218,629
Total investments                                    39,030,978     52,460,703


Loans to Participants
                  Number      Interest   Maturity
Description       of loans    rate       Dates

Participant loans    130      8%       January 1998-
                                       December 2007      -          1,023,100


Total assets held for investment                     $39,030,978   $53,483,803



SCHEDULE II
FAHNESTOCK & CO., INC. 401(k) PLAN
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

Single Transactions Including an Amount in Excess of 5% of Plan Assets For the year ended December 31, 1998

                                           Sales   Purchase      Net Gain
Description                        Date    Price   Price         (Loss)

None



SCHEDULE II
FAHNESTOCK & CO., INC. 401(k) PLAN
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

Series of Transactions Including an Amount in Excess of 5% of Plan Assets For the year ended December 31, 1998

                      Number
                      of       Sales        Number of  Purchase      Net Gain
Description           Sales    Price        Purchases  Price         (Loss)

Fahnestock Prime Cash
  Series Fund           10     $2,077,571       19     $881,738	        -
Hudson Capital
 Appreciation Fund       3      1,217,505        4    1,909,740      (176,641)


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees for the Fahnestock & Co., Inc. 401(k) Plan have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

FAHNESTOCK & CO., INC. 401(k) PLAN


/s/ A.G. Lowenthal
Albert G. Lowenthal, as Trustee of the
Fahnestock & Co., Inc. 401(k) Plan

Date: June 22, 1999

EXHIBIT INDEX

Exhibit No.     Description

23              Consent of Independent Accountants